Filed Pursuant to Rule 424(b)(3)

Registration No. 333-262589

STARWOOD REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 6 DATED JULY 17, 2023

TO THE PROSPECTUS DATED APRIL 7, 2023

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Starwood Real Estate Income Trust, Inc., dated April 7, 2023 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Starwood Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•
to disclose the transaction price for each class of our common stock as of August 1, 2023;
•
to disclose the calculation of our June 30, 2023 NAV per share for each class of our common stock;
•
to provide an update on our share repurchase requests; and
•
to provide an update on the status of our current public offering (the “Offering”).

August 1, 2023 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of August 1, 2023 (and repurchases as of July 31, 2023) is as follows:

Transaction Price (per share)
Class S	$25.06
Class T	$25.06
Class D	$24.62
Class I	$24.87

The August 1, 2023 transaction price for each of our share classes is equal to such class’s NAV per share as of June 30, 2023. A detailed presentation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

June 30, 2023 NAV Per Share

NAV per share is calculated in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.starwoodNAV.reit. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. All of our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our independent valuation advisor. We have included a breakdown of the components of total NAV and NAV per share as of June 30, 2023 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class T, Class D, and Class I common shares, as well as partnership interests of the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our NAV as of June 30, 2023 ($ and shares/units in thousands):

SREIT-SUP6-0723

Components of NAV	June 30, 2023
Investments in real estate	$24,588,678
Investments in real estate debt	1,621,714
Cash and cash equivalents	336,776
Restricted cash	298,186
Other assets	1,071,891
Debt obligations	(13,862,046)
Secured financings on investments in real estate debt	(755,857)
Subscriptions received in advance	(16,338)
Other liabilities	(974,144)
Performance participation accrual	—
Management fee payable	(12,777)
Accrued stockholder servicing fees (1)	(4,035)
Non-controlling interests in consolidated joint ventures	(89,326)
Net asset value	$12,202,722
Number of outstanding shares/units	489,290

(1)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of June 30, 2023, we have accrued under GAAP $362.2 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share, by share class, as of June 30, 2023 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Third-party Operating Partnership Units (1)	Total
Net asset value	$5,318,409	$141,362	$721,216	$5,521,758	$499,977	$12,202,722
Number of outstanding shares/units	212,245	5,640	29,291	222,012	20,102	489,290
NAV Per Share/Unit as of June 30, 2023	$25.06	$25.06	$24.62	$24.87	$24.87

(1)
Includes the Operating Partnership units held by the Special Limited Partner and other third parties.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the June 30, 2023 valuations, based on property types. Once we own more than one self-storage and one extended stay investment, we will include the key assumptions for the property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	6.5%	5.2%
Single-Family Rental	6.7%	5.5%
Industrial	6.6%	5.4%
Office	7.5%	6.3%
Other	8.3%	6.8%

For quarter-end months, these assumptions are determined by the independent valuation advisor or third-party appraisers. In addition,

the independent valuation advisor reviews the assumptions from the third-party appraisals. The Advisor reviews the assumptions from each of the appraisals regardless of who performs the work. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Single-Family Rental Investment Values	Industrial Investment Values	Office Investment Values	Other Investment Values
Discount Rate	0.25% decrease	+2.0%	+2.0%	+2.0%	+1.9%	+1.8%
(weighted average)	0.25% increase	(1.9)%	(1.8)%	(1.9)%	(1.9)%	(1.8)%
Exit Capitalization Rate	0.25% decrease	+3.1%	+3.0%	+3.1%	+2.6%	+2.2%
(weighted average)	0.25% increase	(2.9)%	(2.6)%	(2.9)%	(2.5)%	(2.1)%

The following table provides a breakdown of the major components of our NAV as of May 31, 2023 ($ and shares/units in thousands):

Components of NAV	May 31, 2023
Investments in real estate	$25,218,660
Investments in real estate debt	1,586,448
Cash and cash equivalents	733,544
Restricted cash	287,876
Other assets	1,012,288
Debt obligations	(14,100,914)
Secured financings on investments in real estate debt	(735,520)
Subscriptions received in advance	(18,534)
Other liabilities	(1,243,353)
Performance participation accrual	—
Management fee payable	(13,225)
Accrued stockholder servicing fees (1)	(4,243)
Non-controlling interests in consolidated joint ventures	(94,528)
Net asset value	$12,628,499
Number of outstanding shares/units	497,230

(1)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of May 31, 2023, we have accrued under GAAP $373.7 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share, by share class, as of May 31, 2023 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Third-party Operating Partnership Units (1)	Total
Net asset value	$5,516,796	$145,090	$738,914	$5,718,516	$509,183	$12,628,499
Number of outstanding shares/units	216,212	5,684	29,466	225,766	20,102	497,230
NAV Per Share/Unit as of May 31, 2023	$25.52	$25.52	$25.08	$25.33	$25.33

(1)
Includes the Operating Partnership units held by the Special Limited Partner and other third parties.

Share Repurchase Request Update

Pursuant to the terms of our share repurchase plan, the total amount of aggregate share repurchases is limited to no more than 2% of our aggregate NAV per month (measured using the aggregate NAV as of the end of the immediately preceding month) and no more than 5% of our aggregate NAV per calendar quarter (measured using the aggregate NAV as of the end of the immediately preceding quarter).

In April 2023, we received repurchase requests equal to 4.2% of our aggregate monthly NAV. As per the terms of our share repurchase plan, we honored all repurchase requests for April 2023 on a pro rata basis up to the 2% monthly limitation. As such, 47.7% of each stockholder’s repurchase request was satisfied in April 2023.

In May 2023, we received repurchase requests equal to 4.2% of our aggregate monthly NAV. As per the terms of our share repurchase plan, we honored all repurchase requests for May 2023 on a pro rata basis up to the 2% monthly limitation. As such, 47.8% of each stockholder's repurchase request was satisfied in May 2023.

In June 2023, we received repurchase requests equal to 3.2% of our aggregate monthly NAV. As per the terms of our share repurchase plan, we honored all repurchase requests for June 2023 on a pro rata basis up to the 5% quarterly limitation resulting in 1.0% of March 31, 2023 NAV being honored. As such, 32.9% of each stockholder's repurchase request was satisfied in June 2023.

We are pleased to see requests come down for the second consecutive month. Repurchase requests declined by 24% month-over-month and represent our lowest level of requests since October 2022. June repurchase requests were approximately 43% lower than our peak in January 2023. Importantly, our structure continues to provide investors with liquidity over time, as it was designed. Investors who started redeeming in November 2022, when redemption requests were first prorated, would have received approximately 99% of their money back in the eight months ended June 2023.

Status of our Current Public Offering

This Offering was declared effective by the SEC on April 7, 2023 and we are currently offering on a continuous basis up to $18.0 billion in shares of common stock, consisting of up to $16.0 billion in shares in our primary offering and up to $2.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we had issued and sold (i) 40,627,346 shares of our common stock (consisting of 14,595,436 Class S shares, 218,883 Class T shares, 2,163,003 Class D shares and 23,650,024 Class I shares) in the primary offering for total proceeds of approximately $1.1 billion and (ii) 7,771,956 shares of our common stock (consisting of 3,535,039 Class S shares, 125,807 Class T shares, 459,959 Class D shares and 3,651,151 Class I shares) pursuant to our distribution reinvestment plan for a total value of approximately $0.2 billion. As of June 30, 2023, our aggregate NAV was approximately $12.2 billion. We intend to continue selling shares in the Offering on a monthly basis.